Energy Edge Technologies Corporation
1200 Route 22 East, Suite 2000
Bridgewater, NJ 08807

October 7, 2010

United States Securities and Exchange Commission
Attn: Mr. Hagen Ganem, Staff Attorney, and Mr. Dietrich King, Staff Attorney
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Energy Edge Technologies Corporation
Pre-effective Amendment 2 to Registration Statement on Form S- I
Filed July 3, 2010
File No. 333-167853

 Dear Mr. Ganem and Mr. King:

We are writing in response to your comment letter dated July 27, 2010 regarding the above referenced registration statement.  Our responses to your comments follow each of the comments below.

General

1.
We note that your officers and directors are together offering 30,700,000 of the 42,825,000 shares comprising the secondary offering, with Mr. Holdsworth accounting for 30,200,000 of those shares.  Given the size of the offering by your directors and officers relative to the number of shares presently outstanding held by non-affiliates, we are concerned that this transaction could be a primary offering of your shares to the public, with your officers and directors acting as a conduit in a distribution to the public.  Please provide us with a detailed analysis as to why the proposed offering by your officers and directors is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made under Rule 415(a)(1)(i) of Regulation C.  Please refer to Question 612.09 of our Compliance & Disclosure Interpretation for Securities Act Rules:

RESPONSE: Mr. Robert Holdsworth has reduced the amount of shares that he will register in this offering. The selling shareholders are not acting as underwriters selling on behalf of the issuer, and this secondary offering is not a primary offering as you suggest in your comments. None of the selling shareholders are in the business of underwriting securities.

2.	Please provide the management’s discussion and analysis required by Item 303 of Regulation S-K.

RESPONSE: Per your request, the management’s discussion and analysis section has been included on page 45.

3.	Please add to the prospectus the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K.

RESPONSE: Per your request, the prospectus delivery obligation has been added to the amended registration statement on page 73.

4.	Please add to the prospectus the information concerning the determination of the offering price required by Item 505 of regulation S-K.

RESPONSE: Per your request, the information concerning the determination of the offering price has been added to the amended Registration Statement on page 20.

5.
The disclosure in your prospectus must be fair and balanced.  We note that you make statements throughout your prospectus that appear to suggest favorable outcomes are likely or will result inevitably from your business activities or that cast your company in a favorable light without addressing countervailing factors.  Please balance these disclosures by adding where appropriate a discussion of any countervailing factors or unfavorable results that could also occur.  In addition, to the extent you cannot be certain about particular results or outcomes please provide prominent affirmative disclosure to this effect.

RESPONSE: Per your request, we have revised the prospectus to address statements throughout our prospectus that appear to suggest favorable outcomes by adding where appropriate, a discussion of countervailing factors or unfavorable results that could also occur.

6.	Please ensure you file an updated consent from your independent accountant in your next Form S-1/A.

RESPONSE: The consent from our independent accountant has been updated and is included as Exhibit 23.1.

Prospectus Cover Page

7.
Please revise your disclosure to clearly identify the participants in this offering (e.g., you and/or your selling security holders) and the number of shares each participant is seeking to sell and/or resell.  In this regard, we note the following aspects of your disclosure:

•
The prospectus cover page identifies in brackets 10,000,000 shares to be sold in the offering and indicates that these shares will be sold “by certain existing holders.” The cover page then states that the “total number of shares registered in this prospectus is 52,835,000.”  Please revise your disclosure on the cover page and, as appropriate, throughout the prospectus to state the number of shares that you intend to offer and the number of shares that your selling security holders intend to offer.

RESPONSE: The prospectus cover page has been updated to indicate the number of shares that we intend to offer and the number of shares that our selling security holders intent to offer.

•	The commission legend set forth at the top of the prospectus cover page currently refers only to the “Selling Security Holders,” but should refer to you as well if you are offering securities.

RESPONSE: Robert Holdsworth is considered to be a “Selling Security Holder”, therefore the commission legend has not been changed.  See page 4.

•
The last paragraph of your Plan of Distribution section indicates that you “will not receive any proceeds from the sale of your common stock,” which conflicts with your Use of Proceeds discussion.  Please revise your disclosure throughout the prospectus to reconcile and eliminate these inconsistencies.

RESPONSE: The sentence: “will not receive any proceeds from the sale of your common stock” has been deleted from the Plan of Distribution section on page 44. Thank you for pointing out this discrepancy.

8.
We note that the selling security holders will be selling their securities at a fixed price of $0.10 per share until a trading market emerges for the securities.  Please revise the prospectus cover page to disclose the price at which you will be selling securities in your primary offering.

RESPONSE: The prospectus cover page has been revised to include the price at which we will be selling securities in our primary offering.

9.
Please revise the prospectus cover page to disclose the underwriting arrangements for the securities you will be selling.  In this regard, we note that your use of proceeds disclosure on page 16 suggests that the primary offering will be made at a fixed price on a best efforts minimum/maximum basis.  Please make confirming revisions to your plan of distribution and offering summary disclosures.

RESPONSE: We have revised the prospectus cover page with regards to the underwriters arrangement, and made revisions to the plan of distribution and offering summary disclosures based on a best efforts minimum/maximum.

10.
Please revise your reference to the OTCBB in the second paragraph and throughout your prospectus (e.g., on pages 14 and 16) to clarify that you are seeking to be quoted, rather than listed or traded, on the OTCBB.

RESPONSE: We have revised the references to the OTCBB throughout the prospectus accordingly.   Thank you for providing this clarification.

Prospectus Summary, page 5

11.
Please revise the summary to provide a brief overview of the key aspects of the two offerings that you are seeking to register (i.e., the primary offering by you of up to 10,000,000 shares and the secondary offering by the selling security holders of an aggregate of up to 42,825,000 shares).

RESPONSE: We have revised the Prospectus Summary to provide a brief overview of the key aspects of the two offerings that we are seeking to register. See page 8.

Company Information, page 5

12.
Your statements that your “management team along with senior engineers have over 140 years of industry experience” and that “[t]he company…consists of professional, industrial and electrical engineers, LEED Accredited Professionals and business entrepreneurs” appears to conflict with your disclosure that you have only one full-time employee.  Please revise your disclosure or advise us accordingly.

RESPONSE: Statements on page 5 regarding the management team have been updated accordingly based on your comments above.

Risk Factors, page 7

13.
We note your disclosure in risk factor (7) on page 8.  The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to initial public offerings.  Please see Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act.  Accordingly, please delete the reference to the safe harbor.

RESPONSE: The reference to safe harbor in risk factor (7) on page 8 has been deleted.

14.
We note your disclosure in the first two sentences in risk factor (17) on page 10.  Please tell us your basis for the views about regulatory uncertainty that you set forth in these sentences.  Please note that we may have additional comments based on your responses.

RESPONSE: References to “regulatory uncertainty” have been removed. See page 13.

15.
We note your disclosure in the first sentence in risk factor (19) on page 11.  Please tell us your basis for the statement that the “Common Stock offered in this Prospectus is restricted stock.”  In this regard, we note that both transactions covered by the registration statement (i.e., the primary offering of up to 10,000,000 shares by the registrant and the secondary offering of 42,825,000 shares by the selling security holders) are being registered under the Securities Act.

RESPONSE: Thank you for pointing out this discrepancy.  Per your request, we have removed the reference to restricted stock on page 14.

16.	Your reference in risk factor (36) to “market perception of the future of development of wood product manufacturing” appears inapplicable to this offering. Please revise your disclosure accordingly.

RESPONSE: Risk factor (36) has been removed accordingly. We apologize for its inclusion in the Registration Statement.

17.
Please consolidate your risk factors that cover the same issues.  For example, risk factors (19) and (28) cover the absence of a public market in your shares; (30) and (39) pertain to the arbitrary method by which you determined the offering price; and (20), (33) and (38) discuss the impact on your investors’ liquidity of your common stock being deemed “penny stock.”  In addition, please delete risk factors that are vague and not specific to your business and the offerings (e.g., risk factor (24) and (29)).

RESPONSE: We have consolidated risk factors (30) and (39), and (20), (33), (38) and deleted risk factors (24) and (29). Please see pages 16 and 17.

Use of Proceeds

18.	Please disclose the priority of uses to which you will allocate the net proceeds in the event you sell less than the maximum shares in this offering.

RESPONSE: We have updated the Summary of Offering section to clarify the priority of uses to which we will allocate the net proceeds in the event we sell less than the maximum shares in this offering.  Please see page 20.

Dilution, page 17

19.	Please provide the disclosure required by Item 506 of Regulation S-K.

RESPONSE: As requested, the disclosure required by Item 506 of Regulation S-K has been provided.  See page 22.

Market for Common Equity and Related Stockholder Matters, page 17

20.
We note your disclosure about your post-offering capitalization.  Please add a new capitalization section to the prospectus.  Please show your capitalization assuming the completion of your primary offering on both a minimum basis and a maximum basis.

RESPONSE: The capitalization assuming the completion of our offering on both a minimum basis and maximum basis has been included in the Market for Common Equity and Related Stockholder Matters section. Please see page 22.

Critical Accounting Policies, page 18

21.
Your reference to your critical accounting policies does not provide the level of detail suggested by SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find on our website at www.sec.gov.  Your critical accounting policies and estimates section is to focus on those estimates that are critical to your consolidated financial statements.  The disclosure should include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor of the financial statement impact if actual results differ from the estimate made by management.  Please identify all of your critical policies and estimates and expand your discussion to address the following areas:

•	Types of assumptions underlying the most significant and subjective estimates;

RESPONSE: As you requested, we have identified all of our critical policies and estimates and expanded our discussion to address the types of assumptions underlying the most significant and subjective estimates.  Please see pages 23 and 24.

•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and

RESPONSE: As you requested, we have identified all of our critical policies and estimates and expanded our discussion to address the sensitivity of those estimates to deviations of actual results from management’s assumptions.  Please see pages 23 and 24.

•	Circumstances that have resulted in revised assumptions in the past.

RESPONSE: As you requested, we have identified all of our critical policies and estimates and expanded our discussion to address the circumstances that have resulted in revised assumptions in the past.  Please see pages 23 and 24.

Business and Recent Developments, page 19

22.
Please provide under this heading the disclosure required by Items 101(h)(1), (2), and (3) of Regulation S-K.  This disclosure should provide, among other things, a materially complete description of the January 2008 transaction referenced in Note 1 to your financial statements.

RESPONSE: We have updated the Business and Recent Developments disclosure to include a description of the January 2008 transaction referenced in Note 1 of our financial statements. Please see page 24.

23.
We note your disclosure on page 11 that you “regard [y]our trade secrets and other intellectual property as critical to [y]our success.”  Please describe your intellectual property rights, including their duration.  Please see Item 101(h)(4)(vii) of Regulation S-K.  If you do not possess intellectual property rights other than trade secrets, please delete your reference to such other rights.

RESPONSE: The risk factor regarding intellectual property has been deleted from the S-1 and was not intended to be included in the last filing. The Company has no intellectual property rights.

24.	We note your insurance arrangement with Lloyds of London. Please disclose the material terms of this arrangement and, if material, your claims history with respect to this insurance.

RESPONSE: The material terms of our arrangement with Lloyds of London have been disclosed in the Business and Recent Developments section of the amended registration statement.  Please see pages 25.

Energy Edge Technologies Corporation, page 19

25.
Please clarify your statement that “[t] company…consists of professional, industrial and electrical engineers, LEED Accredited Professionals and business entrepreneurs.” In this regard, we note your disclosure on page 20 that you presently have one full-time employee.

RESPONSE: We have updated this statement to clarify that the company utilizes of “independently contracted professionals”.  Please see page 24.

26.	Please define each of the industry terms that you use in this section (e.g., IEEE, DOE, USGBC, Therm consumption, UL Listed and CSA Approved).

RESPONSE: Definitions of industry terms have been added to this section on page 24, and to the Use of Certain Defined Terms and Treatment of Stock Split section on page 7.

Competitive Business Conditions within the Industry, page 20

27.	Please disclose the methods of competition as well as your competitive position in your industry. Please see Item 101(h)(4)(iv) of Regulation S-K.

RESPONSE: We have disclosed our methods of competition and competitive position in the industry in the “Competitive Business Conditions within the Industry” section, as well as in the “Competitive Strengths within the Industry” section on page 25.

Independent Contractors, page 20

28.
We note your disclosure that “[t]he members of [y]our [independent contractor] network…work from various strategic regions across the United States.” Please list the geographic regions in which you have engaged independent contractors to perform services and list the nature of these services and the material terms of your arrangements with these contracts.

RESPONSE: The geographic regions, the nature of the services and the material terms of our arrangements with these contracts have been updated to this statement accordingly on page 26.

Number of Total Employees and Part-Time Employees, page 20

29.	Please disclose the number of part-time employees that you employ, as well as the number of independent contractors that you use.

RESPONSE: The number of part-time employees and the number of independent contractors has been updated on page 27.

Business Strategies, page 21

30.
We note your disclosure that you “are looking to expand…internationally to areas such as China and Europe.”  With the exception of your reference here and on page 23, your filing contains no discussion of plans to conduct business in foreign countries.  Because doing business in some foreign countries may pose particular material risks to your investors, such plans and their attendant risks should be discussed in more detail.  Thus, please identify the specific foreign countries in Europe in which you anticipate doing business.  To the extent that you are aware of specific risks of doing business in these countries and in China, please disclosure such risks.  If you have no existing plans to conduct business in foreign countries, please remove all such references to from your filing.

RESPONSE: We have no existing plans to conduct business in foreign countries; therefore, all references have been removed from this filing.

Industry Summary, page 21

31.	Please update the information under this heading. We note, for example, that some of the market statistics that you reference are from 2005.

RESPONSE: The market statistics referenced in the Industry Summary have been updated or revised accordingly.  See page 28.

32.	Please remove the hyperlink in the footnote at the bottom of page 21.

RESPONSE: The hyperlink has been removed from page 21 accordingly.

Competitive Strengths within the Industry, page 22

33.	Please revise your disclosure to explain what you mean by “partnering” with the companies that you identify.

RESPONSE: We have revised the Competitive Strengths within the Industry disclosure to explain the term “partnering” in the amended registration statement.

Growth Strategy, page 23

34.
We note your statement that “EETC currently has over $20 million in potential business in the sales pipeline,” which “is comprised of prospects…deciding whether to move forward with a project.” Please provide us with your basis for this statement and clearly state, if true, that you cannot provide any assurance that any of this potential business will results in firm orders.

RESPONSE: We have updated the amount of potential business in the sales pipeline, and provided a basis for this statement.  See page 29.

Recent Developments, page 23

35.
We note your statement that “EETC has multiple projects committed for the first and second quarters of 2010.”  Please update your disclosure as to the most recent practicable date.  Please also clarify the meaning of the term “committed” as used in the quoted text.  For example, have you already entered into definitive agreements with customers for these projects?  If so, quantify the estimated dollar amount of these projects.

RESPONSE: We have updated the disclosures to the most practicable date and eliminated this reference on page 30.

36.	Please remove the hyperlink in the footnote at the bottom of page 23.

RESPONSE: The hyperlink has been removed from the bottom of page 23.

Description of Property, page 24

37.
You disclose here that you do not lease any real property.  Based on your disclosure on page F-18, it appears that you may have entered into a lease of office space during the first quarter of 2010.  As such, please advise or revise your disclosure on page 24.

RESPONSE: The Description of Property on page 24 has been revised accordingly.

Management

38.
Please expand your discussion of Mr. Holdsworth’s and Mr. Gerace’s business experience by identifying the specific organizations for which these individuals performed the roles that you describe and disclose the dates of their employment.

RESPONSE: The experience, specific organizations and roles of Mr. Holdsworth and Mr. Gerace have been updated accordingly.

39.
Please identify the organizations for which Mr. Fellus worked as a legal department supervisor and engaged in trading equities for multi-million dollar hedge funds.  Please also disclose by whom Mr. Fellus was ranked a “top trader in his field”.

RESPONSE: The bio relating to Mr. Fellus has been updated accordingly.

40.	Please provide the director independence disclosure required by Item 407(a) of Regulation S-K.

RESPONSE: The director independence disclosure required by Item 407(a) of Regulation S-K has been added to page 32.

Term of Office, page 26

41.
We note your disclosure under this heading and the heading entitled “Certain Legal Proceedings” on the same page.  Please revise your disclosure to indicate whether any of your directors or executive officers have been involved in the proceedings described by Item 401(f) of Regulation S-K during the past 10 years and, if so, discuss such involvement.

RESPONSE: The disclosure relating to “Certain Legal Proceedings” has been revised accordingly.

Executive Compensation, page 27

Compensation of Directors, page 28

42.
Please revise your disclosure to clarify, if true, that the table under this heading reflects compensation paid to your directors for the year ended December 31, 2009.  Please see Item 402(r) of Regulation S-K.  In addition, please disclose your standard compensation arrangements (such as fees for retainer, committee service, service as chairman of the board or a committee, and meeting attendance) for directors.  Please see Item 402(r)(3) of Regulation S-K.

RESPONSE: The Compensation of Directors disclosure has been revised to clarify that the compensation included in the table under this heading reflects compensation paid to our directors for the year ended December 31, 2010, and the compensation arrangements for our Directors.  See page 34. Please also note that the Option Awards for the Director’s have not yet been issued.  These will be issued in 2011 for the year ended December 31, 2011.

Certain Relationships and Related Transactions, page 28

43.	Please provide under this heading the information regarding your related person transactions as required by Items 404(d) of Regulation S-K.

RESPONSE: The information regarding our related person transactions has been added.

Security Ownership of Certain Beneficial Owners and Management, page 28

44.	Please provide the information required by Item 403(b) of Regulation S-K for each of your directors and executive officers individually and all of your directors and executive officers as a group.

RESPONSE: We have updated the table pursuant to Item 403(b) of Regulation S-K for the officers and directors as a group.

Selling Shareholders, page 28

45.	Please revise your disclosure under this heading in the following manner:

•
Indicate the nature of any position, office, or other material relationship that each selling shareholder has held within the last three years with you or any of your predecessors and affiliates.  Please see Item 507 of Regulation S-K.

RESPONSE: The disclosure in this section now titled “Selling Security Holders” has been revised to indicate the nature of position, office, or other material relationship that each selling shareholder has held within the last three years with EETC. See page 37.

•
Quantify the number of shares and, if greater than one percent, the percentage of outstanding common stock each selling shareholder will hold once the offering is complete.   Please see Item 507 of Regulation S-K.

•	RESPONSE: The number of shares and the percentage of outstanding common stock each Selling Security Holder will hold once the offering is complete have been included in the table. See page 37.

•
Identify the natural persons who have voting and/or dispositive authority over the common stock beneficially owned by ACS, Inc. and TVT Capital LLC.   Please refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations, which are available on our website.

RESPONSE: The natural persons of ACS, Inc. and TVT Capital LLC have been identified. See page 37.

•	Describe the transactions pursuant to which each selling shareholder acquired its shares. In addition, indicate the dates on which each transaction took place.

RESPONSE: The transactions pursuant to which each Selling Security Holder acquired its shares can be found in Note 6 – Subsequent Events of the Notes to Financial Statements for December 31, 2009 on page 58 of the registration statement.

46.	With regards to ACS, Inc. and TVT Capital LLC, please tell us whether any of these security holders are broker-dealers or affiliates of a broker-dealer.

•	For each of the aforementioned security holders that is a broker-dealer, the prospectus should state that the security holder is an underwriter.

RESPONSE: Neither ACS, Inc. nor TVT Capital LLC is a broker-dealer or affiliate of a broker-dealer.

•
For each of the aforementioned security holders that is an affiliate of a broker-dealer, the prospectus should state that (a) the security holder purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, the security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  However, if the security holder cannot provide these representations, then the prospectus should state that the security holder is an underwriter.

RESPONSE: Neither ACS, Inc. nor TVT Capital LLC is a broker-dealer or an affiliate of a broker-dealer.

Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

47.
Please tell us why you have included the disclosure in the third full paragraph of page 31 (beginning “To the extent required under the Securities Act…).  We may have additional comments based on your response.

RESPONSE: This paragraph relates to a standard disclosure that is not applicable now but could be in the future.

Shares Eligible for Future Sale (page 33)

48.
Please disclose under this heading the estimated number of shares that you expect to issue to your legal counsel, Vincent & Rees L.C., upon completion of this offering.  In this regard, we note your disclosure in the first paragraph on page 35.

RESPONSE:  We have issued the shares to our legal counsel and have updated the Selling Shareholders list to include the shares issued to them for services rendered. We do not anticipate issuing them any more shares of the Company under the current engagement with our legal counsel.  We have included this information on page 38.

Rule 144, page 33

49.
Please clearly explain the eligibility of the selling security holders to rely upon Rule 144.  In addition, please quantify the number of shares that your selling security holders are presently able to resell in reliance on the Rule 144 safe harbor.  See Item 201(a)(2)(ii) of Regulation S-K.  Please provide the same disclosure under the headings “Selling Shareholders” and “Plan of Distribution” where you reference Rule 144.

RESPONSE: We have updated the Registration Statement pursuant to this comment.  Please see page 42.

Plan of Distribution, page 33

50.	It appears that your common stock is penny stock. Please describe under this heading the disclosure obligations required by Rules 15g-2 through 15g-6 under the Exchange Act.

RESPONSE:  The disclosure obligations required by Rules 15g-2 through 15g-6 under the Exchange Act have been included in the section titled “Plan of Distribution”. See page 43.

51.
Please revise your disclosure to clarify that the selling security holders will be selling their securities at a fixed price of $0.10 per share until a trading market emerges for the securities and not at negotiated prices.

RESPONSE: We have revised this disclosure to clarify that the selling security holders will be selling their securities at a fixed price of $0.10 per share until a trading market emerges for the securities and not at negotiated prices. See pages 42 and 43.

52.	With respect to your primary offering of up to 10,000,000 shares, please provide the applicable information required by Item 508 of Regulation S-K.

RESPONSE: As requested, we have provided the applicable information required by Item 508 of Regulation S-K.  See page

53.
We note the disclosure in this section with respect to the engagement of broker-dealers.  If the selling security holder enters into an agreement following the effectiveness of the registration statement to sell its shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, you must file a post-effective amendment, not merely a prospectus supplement, to your registration statement identifying the broker-dealer, providing the required information regarding the plan of distribution, revising the appropriate disclosures in the registration statement.  Additionally, please be advised that prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from FINRA.  Please revise your disclosure to indicate that you will file a post-effective amendment addressing the above information.

RESPONSE: The disclosure has been revised accordingly. See page 43.

Interests of Named Experts and Counsel, page 34

54.
We note the first paragraph on page 35. Please revise your disclosure to clarify, if true, that upon completion of this offering you will issue to your legal counsel, Vincent & Rees, L.C., 3% of your then issued and outstanding shares.  In addition, please disclose the estimated number of shares, based on this percentage that you expect to issue Vincent & Rees, L.C.

RESPONSE: We have revised this disclosure to indicate that Vincent & Rees, L.C., has been issued restricted shares of common stock.   See page 47.

Financial Statements for the Year Ended December 31, 2009

General

55.	Please provide us an analysis of all equity issuances which occurred during the financial statement periods presented and subsequent to your most recent fiscal year-end. For each transaction,

•	Identify the parties, including related parties;

•	The nature of the consideration;

•	The fair value and your basis for determining the fair value, and indicate whether the fair value was contemporaneous or retrospective; and

•
For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

RESPONSE: We have revised Note 6 - Subsequent Events – to add the additional disclosures you have requested. See page 58.

56.
Please present your basic and diluted earnings per share on the face of your statements of operations for each period presented.  Refer to FASB ASC 260-1045-2.  Please also disclose a reconciliation of the numerators and denominators of the basic and diluted per share computations for each year presented.  See FASB ASC 260-10-50-1(a).

RESPONSE: We have updated the Statements of Operations to reflect the basic and diluted earnings per share, and have expanded Note 4. See page 61.

57.
Please present dividends per share on the face of your statements of operations as required by Rule 8-03-(a)(2) of Regulation S-X, since you have shareholder distributions in each period as shown on F-5.

RESPONSE: We have updated the Statements of Operations to present the shareholder distributions as dividends. See page 61.

58.	Please disclose the amount of research & development costs you have incurred for each of the periods presented. Refer to FASB ASC 730-10-50-1.

RESPONSE: We have expanded Note 2 to include a disclosure of research and development costs – which were omitted from the original financial statement disclosures because the amount was $0 and was immaterial. See page 69.

59.
Regarding the issuance of 29,998,500 shares of common stock to the founder in May 2010, please tell us what consideration you gave to reflecting the shares issued and outstanding for all periods presented in a manner similar to a stock split.  Refer to FASB ASC 260-10-55-12 and SAB Topic 4:C.

RESPONSE: We have considered the appropriateness of reflecting the Amendment to the Articles of Incorporation and issuance of additional stock to the founder in a manner similar to a stock split; however, we do not believe that would be proper treatment in this case.  Based on our research, to be considered a stock split, the transaction cannot have any consideration attached to the additional shares issued.  In our case, the 29,998,500 shares were issued for services rendered and valued at $300.  We believe that this presentation is proper and is in accordance with ASC 505-20-25-4. See page 71.

Note 2  - Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

60.
Please disclose how unapproved change orders and claims are treated in your percentage of completion method of accounting for revenue.  Please also disclose if you assume a profit component on them prior to approval by the customer.

RESPONSE: We have added some additional information regarding our accounting for change orders in Note 2 – Revenue Recognition. See page 67.

Income Taxes, page F-8

61.
We note that you have elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code.  Please tell us if you will continue to be taxed as an S Corporation after this offering, or if you plan to change to be taxed as a C Corporation or something else.  If you do plan to change how you will be taxed, please tell us what considerations you gave to SAB Topics 4:B, 1:B, I (Question 3) and 1:B2.

RESPONSE: We have added an additional disclosure to Note 2 – Income Taxes.  This disclosure includes a table showing pro forma financial information if we had been taxed as a C Corporation in 2009. We revoked our S-election effective January 1, 2010 and are being taxed as a C Corporation as of that date. See page 55.

62.	Please clarify your disclosure to disclose the actual date through which subsequent events have been evaluated. Refer to FASB ASC 855-10-50-1.

RESPONSE: We revised the disclosure to provide the actual date through which subsequent events have been evaluated. See page 57.

Financial Statements for the Period Ended March 31, 2010

General

63.	Please address the above comments in your interim financial statements as well, as applicable.

RESPONSE: We have addressed the above comments in our interim statements, as applicable. Note that due to the amount of time elapsed between our original S-1 filing and now, we have updated our interim financials so that we now present our June 30, 2010 financials instead of the previously included March 31, 2010 financials.

Balance Sheet, page F-11

64.	Please also include a balance sheet for the year ended December 31, 2009. Refer to Rule 8-03 of Regulation S-X.

RESPONSE: We have now included a balance sheet for the year ended December 31, 2009 with our interim financial statements. See page 58.

Statement of Operations, page F-12

65.	Please also include a statement of operations for the three month period ended March 31, 2009. Refer to Rule 8-03 of Regulation S-X.

RESPONSE: As a result of updating the financials in this S-1/A to include June 30, 2010, we are presenting the three months and six months ended June 30, 2010 and June 30, 2009. See page 60.

Statement of Cash Flow, page F-14

66.	Please also include a statement of cash flows for the three months ended March 31, 2009. Refer to Rule 8-03 of Regulation S-X.

RESPONSE: As a result of updating the financials in this S-1/A to include June 30, 2010, we are presenting the six months ended June 30, 2010 and June 30, 2009. See page 64.

Subsequent Events, page F-18

67.
Based on the face of your balance sheet, you had 1,500 shares of common stock issued and outstanding as of March 31, 2010.  Please confirm, if true, that your founder owned all 1,500 shares outstanding as of March 31, 2010.  You disclose here that you issued 29,998,500 shares of common stock in May 2010 to your founder.  We further note your disclosure on page 32 that you had 42,825,000 shares of common stock issued and outstanding as of June 28, 2010.  Please disclose who the remainder of the shares was issued to, their value on date of issuance and when they were issued. Please also revise Item 15 to disclose the information required by Item 701 of Regulation S-K.

RESPONSE: We confirm that our founder owned the initial 1,500 shares outstanding. We have updated our Subsequent Events disclosure to reflect the additional information that you have requested. See page 72.

68.
On page 28, you imply that you have issued options and on page 32 you say that you have not issued any.  Please disclose the terms of any issuances in a footnote to your financial statements and correct the inconsistencies elsewhere in the filing.

RESPONSE: We have not issued any options, and the disclosures and discussions in this filing have been revised to properly reflect this.

Item 15. Recent Sales of Unregistered Securities, page36

69.	Please provide the disclosure required by Item 701 of Regulation S-K with respect to all unregistered sales of your securities within the past three years.

RESPONSE: We have revised Item 15. To disclosure the unregistered sales of our securities within the past three years.  See page 74.

Item 16. Exhibits, page 37

70.
Please file the fully executed insurance agreement that you have entered into with Lloyds of London, which you first reference on page 5.  In this regard, we note that exhibit 10.5 appears to be a non-binding quotation for insurance.

RESPONSE: The fully executed insurance agreement with Lloyds of London will be mailed separately for your reference and examination.  However, because of the sensitivity of the terms of this agreement, this document will not be included as an Exhibit to the registration statement.

Item 17. Undertakings, page 38

71.	Please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

RESPONSE: The undertaking required by Item 512(a)(6) has been included in our amended registration statement.  See page 76.

72.	Please revise the last undertaking on page 38 to refer to the applicable laws of the State of New Jersey, rather than to the General Corporation Law of the State of Nevada.

RESPONSE: The last undertaking on (now on page 76) has been revised to refer to the applicable laws of the State of New Jersey.

Signatures, page 39

73.	Please indicate in which city you signed the registration statement.

RESPONSE: The city in which the registration statement was signed has been indicated on the signature page.

74.	Please indicate who has signed your registration statement in the capacity of controller or principal accounting officer. See Instruction1 to Signatures on Form S-1.

RESPONSE: Mr. Robert Holdsworth signed the registration statement in the capacity of the principal accounting officer.  The registration statement has been amended accordingly.

Exhibit 5.1

75.	Please have counsel revise its opinion to refer to the correct par value of your shares, which is $0.00001 per share according to the amendment to your articles of incorporation.

RESPONSE: The opinion has revised its opinion to refer to the correct par value of its shares.

76.	Please have counsel revise its opinion to define what it means by “the Offering.”

RESPONSE: The Opinion Letter has been revised according to your comments.

77.
Please have counsel provide an opinion as to the validity of the shares being registered for resale, which shares have already been sold and thus should not be qualified with “upon the sale thereof” language.  Counsel should also provide an opinion as to the validity of the shares being register in the primary offering.  The current opinion in numbered paragraph two does not appear to adequately cover either transaction.

RESPONSE: The Opinion Letter has been revised according to your comments.

Sincerely,

Robert Holdsworth

By: /s/ Robert Holdsworth
Robert Holdsworth, President & Chief Executive Officer (Principal Executive Officer)